Exhibit 99.1

COMMISSIONED DEVELOPMENT AGREEMENT

BETWEEN

GUARDFORCE AI (HONGKONG) CO., LIMITED

（“PARTY A”）

AND

Shenzhen KEWEI ROBOT TECHNOLOGY CO., LIMITED

（“PARTY B”）

No.: CDA-GFAIHK-SZKW-02082022

THIS COMMISSIONED DEVELOPMENT AGREEMENT (“AGREEMENT”) is entered into this 8th day of February 2022 (the “Effective Date”)

BY:

(1) Guardforce AI (Hongkong) Co., Limited, with its registered address at Unit 01, 5/F., Guardforce Centre, No.3 Hok Yuen Street East, Hung Hom, Kowloon, Hongkong (and all its subsidiaries, “Party A”)

AND

(2) Shenzhen Kewei Robot Technology Co., Limited, with its registered address at 201, 2/F, BLK C, Wisdom Plaza, 4068 Qiaoxiang RD, Nanshan, Shenzhen 518054, China (“Party B”)

NOW, both Parties (“Parties”) hereby confirm their intentions in good faith as follows: -

1	OBJECTIVES. This AGREEMENT expresses the intention of the Parties to embark on a mutual-beneficial and strategic partnership. Party B will be commissioned to develop a robotics management platform named as GFAI Intelligent Cloud Platform V2.0 (“GFAI ICP V2.0” or “Platform”, refer to Exhibit 1 for a list of functions) for Party A.

2	OBLIGATIONS OF PARTY B. Pursuant to this AGREEMENT, Party B agrees: -

2.1 Service Location: Shenzhen

2.2 Service Period: from February 8, 2022, to December 31, 2024 (i.e., 35 months)

2.3 Service Milestones: refer to Exhibit 2

3	OBLIGATIONS OF PARTY A. Pursuant to this AGREEMENT, Party A agrees to: -

3.1 Provide necessary assistance to PARTY B, including technical data, executing or following necessary agreements with any third parties, working conditions (providing servers and development accounts etc.).

3.2 Deliver payment to Party B at a total amount of US$5,000,000, discounted price at US$3,000,000 provided that Party agrees to pay at one time within five business days after the execution of this Agreement, refer to Exhibit 3 for details of charge standards, the amounts listed above shall include the expenses of design, development, testing and so forth in connection with the development of the Platform and shall also include the expenses of any taxation. Party B’s bank account (that can receive payment in US Dollars) details are listed as below:

Account Name: Shenzhen Kewei Robot Technology Co., Limited

Bank Name: PINGAN BANK CO, LTD

Bank Address: PINGAN BANK, 7E, 5047 SHENNAN DONG ROAD, LUOHU, SHENZHEN, CHINA

Account Number: 15000100892373

SWIFT Code: SZDBCNBS

4	CONFIDENTIALITY. Each of the Parties shall keep confidential all proprietary and other non-public information received from the other party and to use the same only in connection with developing the Platform contemplated hereby in this AGREEMENT, unless such information is required to be filed by applicable laws, including, but not limited to, the U.S. Securities Exchange Act of 1934 as amended.

5	INTELLECTUAL PROPERTY RIGHTS. Party B acknowledges that Party A shall be the sole proprietor of all intellectual property rights of the Platform.

6	AMENDMENT. Any amendment to this Agreement shall be mutually agreed upon and confirmed by written approaches.

7	INSPECTION AND ACCEPTANCE. Parties hereto agree that the inspection and acceptance for the work shall be implemented on the basis of the Exhibit 1.

8	DESIGNATED CONTACT. Parties hereto agree that within the Service Period, Mingchang Liu (leonardo.liu@guardforceai.com) shall be appointed as the designated contact for Party A, and Dongfang Chen (dongfang.chen@szkwrobot.com) for Party B. The designated contacts shall be responsible for reporting to each party’s key personnel the timelines and any issues occurred during the development of the Platform in a timely and precious manner. Any change of designated contacts shall be made via prior written notices.

9	TERMINATION. Parties hereto agree that this Agreement shall be terminated if any of the following conditions occurs:

9.1 Force majeure.

9.2 Provided that Party A confirms that the developing Platform cannot meet its need of uses during the Service Period (refer to Exhibit 1), after amical discussion with Party B, Party A may terminate this Agreement, Party B shall return to Party A’s the paid payment on a pro-rate and monthly basis for the remaining part (total payment divided by 35 months).

10	GOVERNING LAWS AND DISPUTE RESOLUTION

10.1	This AGREEMENT shall be governed by and construed in accordance with the laws of Hong Kong. Any disputes arising out of this AGREEMENT shall be amicably resolved by negotiation between the Parties and shall be submitted to the courts of Hong Kong if the negotiation fails.

11	MISCELLANEOUS

11.1	Any unsolved matters arising out of this AGREEMENT shall be amicably resolved by negotiation between Parties.

11.2	Any notices pertaining to this AGREEMENT shall be made in written.

11.3	Any waiver by either party of a breach of any provision of this AGREEMENT shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this AGREEMENT.

11.4	No revision or modification of this AGREEMENT shall be effective unless in writing and agreed by Parties hereto.

11.5	All exhibits hereto are intended as the complete and exclusive parts of this AGREEMENT.

11.6	This Agreement is written by Chinese and English, the Chinese version shall prevail in the event of any ambiguity in meanings.

(Signature page to follow)

IN WITNESS WHEREOF, this AGREEMENT has been executed by Parties’ respective authorized signatories hereto as of the Effective Date described on the first page.

SIGNED by Lei Wang, Director /s/ Lei Wang For and on behalf of Guardforce AI (Hongkong) Co., Limited	) ) ) ) )

SIGNED by Lin Jia /s/ Lin Jia For and on behalf of Shenzhen Kewei Robot Technology Co., Limited	) ) ) ) )